As filed with the Securities and Exchange Commission on February 23, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

CORPORATE CAPITAL TRUST II

(Name of Subject Company (Issuer))

CORPORATE CAPITAL TRUST II

(Names of filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

21989U 104

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Chirag J. Bhavsar

Chief Executive Officer
Corporate Capital Trust II
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801
(866) 745-3797

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Kenneth E. Young, Esq.

William J. Bielefeld, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE*
$2,297,313.60	$286.02

*

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2018, equals $124.50 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $286.02

Form or Registration No.: Schedule TO

Filing Party: Corporate Capital Trust II

Date Filed: January 18, 2018

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed on January 18, 2018, with the Securities and Exchange Commission (the “SEC”) by Corporate Capital Trust II, an externally managed, non-diversified, closed-end management investment company that was formed as a Delaware statutory trust (the “Company”), in connection with the Company’s offer to purchase up to 249,708 shares of its issued and outstanding common shares of beneficial interest (the “Shares”) (representing 2.5% per quarter of the Company’s weighted average number of outstanding Shares for the trailing four quarters) at a purchase price of $9.20 per Share (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase dated January 18, 2018 and related Letter of Transmittal.

The Offer terminated on February 20, 2018 at 5:00 p.m., Central Time (the “Expiration Date”) in accordance with its terms. As of the Expiration Date, a total of 91,276.115 Shares were validly tendered pursuant to the Offer and not withdrawn. As of February 22, 2018 in accordance with the terms of the Offer, the Company accepted for payment all of the Shares validly tendered in the Offer and not withdrawn, for an aggregate purchase price of $839,740.27.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2018	CORPORATE CAPITAL TRUST II
a Delaware statutory trust

	By:	/s/ Chirag J. Bhavsar
	Name:	Chirag J. Bhavsar
	Title:	Chief Executive Officer, Chief Financial Officer and Chief Operating Officer